03012817

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-6-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

*AP 3-7-2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/01 (MM DD YY) AND ENDING 12/31/02 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Latinvalley Securities, LLC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue Suite 646
(No. and Street)

New York, (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas McCarthy (212) 206-3555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rossello, Joseph A.
(Name – if individual, state last, first, middle name)

4250 Sunrise Highway Room #5 Massapequa, NY 11758
(Address) (City) (State)

PROCESSED
MAR 2? 2003
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 1 2003

OATH OR AFFIRMATION

I, Thomas McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Latinvalley Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO - FINANCIAL PRINCIPAL

Title

Notary Public

JENELLE H. SCARBROUGH
Notary Public, State of New York
No. 41-4979472
Qualified in Nassau County
Commission Expires March 25, 2003

2/27/2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LATINVALLEY SECURITIES LLC

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE EIGHTEEN MONTHS ENDED

DECEMBER 31, 2002

LATINVALLEY SECURITES LLC

CONTENTS

J.R. FINANCIAL SERVICES, INC.

Joseph A. Rossello, CPA

4250 Sunrise Highway, Suite #5
Massapequa, New York, 11758
FAX/PHONE (516) 541-5428

Board of Directors
Latinvalley Securities, LLC
New York, New York

I have audited the accompanying Financial and Operational Combined Uniform Single Report (FOCUS) Part IIA of Latinvalley Securities, LLC as of December 31, 2002, which includes the statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provision under Rule 15c3-3, and cash flows for the eighteen months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the FOCUS Part IIA based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Financial and Operational Combined Uniform Single Report Part IIA referred to above presents fairly, in all material respects, the financial position of Latinvalley Securities, LLC as of December 31, 2002, and the results of their operations, changes in ownership equity, and their cash flows for the eighteen months then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the FOCUS Part IIA taken as a whole. The reconciliation between the audited and unaudited statements of financial condition on page 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of FOCUS Part IIA, and, in my opinion, is fairly stated in all material respects in relation to the FOCUS Part IIA taken as a whole.

JOSEPH A. ROSSELLO, CPA

Massapequa, New York
February 14, 2003

FORM X-17A-5

3/90

FOCUS REPORT

OMB NO [illegible] (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: Latinvalley Securities, LLC [13]	SEC FILE NO: 53089 [14]
	FIRM ID NO: 109064 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P O Box No.): 230 Park Avenue Suite 646 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 7/1/01 [24]
New York [21] (City) NY [22] (State) 10169 [23] (Zip Code)	AND ENDING (MM/DD/YY): 12/31/02 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Thomas McCarthy [30]	(Area Code)—Telephone No.: (212) 206-3555 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ ~~19~~ ______

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2003 WASH. D.C. 155

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Joseph A. Rossello

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

ADDRESS Number and Street	City	State	Zip Code
4250 Sunrise Hwy #5	Massapequa,	NY 70	11758
71	72	73	74

Check One

(X)	Certified Public Accountant	75
( )	Public Accountant	76
( )	Accountant not resident in United States or any of its possessions	77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Latinvalley Securities, LLC | N3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 | 99

SEC FILE NO. 53089 | 98

Consolidated [ ] 198

Unconsolidated [X] 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 13,246	200			$ 13,246	750
2. Receivables from brokers or dealers						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ 150						
B. Other securities $ ______ 160						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ ______ 170						
B. Other securities $ ______ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ______ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	2,275	735	2,275	930
12. TOTAL ASSETS	$ 13,246	540	$ 2,275	740	$ 15,521	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Latinvalley Securities, LLC as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
5. Payable to non-customers	[1155]	[1355]	[1610]
6. Securities sold not yet purchased, at market value		[1360]	[1620]
7. Accounts payable, accrued liabilities, expenses and other	2,000 [1205]	[1385]	2,000 [1685]
8. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
9. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
TOTAL LIABILITIES	$ 2,000 [1230]	$ -0- [1450]	$ 2,000 [1760]

Ownership Equity

		Total
Sole proprietorship		$ [1770]
Partnership (limited partners	$ [1020])	[1780]
Corporation		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		59,500 [1793]
D. Retained earnings		(45,979) [1794]
E. Total		13,521 [1795]
F. Less capital stock in treasury		( ) [1796]
TOTAL OWNERSHIP EQUITY		$ 13,521 [1800]
TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 15,521 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Latinvalley Securities, LLC as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	13,521	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				13,521	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				–	3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	13,521	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 2,275	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	2,275)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			$	11,246	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	127	3734			
D. Undue Concentration		3650			
E. Other (List)		3736	(	127)	3740
10. Net Capital			$	11,119	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Latinvalley Securities, LLC **as of** 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required (6-2/3% of line 19)	$ 133	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$5,000	3758
:3	Net capital requirement (greater of line 11 or 12)	$5,000	3760
14	Excess net capital (line 10 less 13)	$6,119	3770
:5	Excess net capital at 1000% (line 10 less 10% of line 19)	$10,919	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

6	Total A.I. liabilities from Statement of Financial Condition			$ 2,000	3790
7	Add				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
9	Total aggregate indebtedness			$ 2,000	3840
0.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 17.98	3850
1	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 12.9	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

art B

!.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 40	3870
	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3880
	Net capital requirement (greater of line 22 or 23)	$ 5,000	3760
	Excess net capital (line 10 less 24)	$ 6,119	3910
	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ 100	3920

OMIT PENNIES

ITES:

The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of

1 Minimum dollar net capital requirement, or

2 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Latinvalley Securities, LLC

For the period (MMDDYY) from 7/01/01 [3932] to 12/31/02 [3933]
Number of months included in this statement 18 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		420	3995
9. Total revenue	$	420	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$	21,000	4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	4070			
14. Regulatory fees and expenses			1,150	4195
15. Other expenses			16,475	4100
16. Total expenses		$	38,625	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	(38,205)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4238			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	(38,205)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(2,771)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Latinvalley Securities, LLC

For the period (MMDDYY) from 7/1/01 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 42,226	4240
A. Net income (loss)			(38,205)	4250
B. Additions (Includes non-conforming capital of	$ 9,500	4262)	9,500	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 13,521	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ -0-	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ -0-	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Latinvalley Securities, LLC as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm JPMorgan Chase Bank [4335] X [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

LATINVALLEY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE EIGHTEEN MONTHS ENDED
DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (38,205)
Adjustments To Reconcile Net (Loss) to Net Used in Operating Activities:	
Increase in prepaid expenses	(2,275)
Increase in accrued expenses	2,000
Total Adjustments	(275)
Net Cash Used in Operating Activities	(38,480)
Capital Contribution	9,500
	(28,980)
Cash, Beginning of Period	42,226
Cash, End of Period	$ 13,246

See accompanying notes to financial statements.

LATINVALLEY SECURITIES, LLC.
NOTES TO FINANCIAL STATEMENTS
(SEE INDEPENDENT AUDITOR'S REPORT)

Note 1 - Summary of Significant Accounting Policies

Business Activity

Latinvalley Securities, LLC is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c 3-3 (k) (2) (b) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

Basis of Accounting

The Company reports its activity on the accrual basis of accounting. Under this method customers security transactions are recorded on the settlement date with related commission income and expenses recorded on the trade date. Security transactions of the Company are recorded on the trade date basis. Expenses are recorded when incurred.

Market (Fair) Value

Marketable securities are valued at their current market value. Securities not readily marketable are valued at their fair value as determined by the Board of Directors. The resulting difference between cost and market (fair value) is included in income in the period incurred.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Use of Estimates

The Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

LATINVALLEY SECURITIES, LLC.
NOTES TO FINANCIAL STATEMENTS
(SEE INDEPENDENT AUDITOR'S REPORT)

Note 2 - Capital Stock

Latinvalley.com owns 100% of the outstanding common stock of Latinvalley Securities, LLC.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 – 1). At December 31, 2002, the Company had net capital of $10,919, which was $6,119 in excess of its required net capital of $5,000. The capital ratio was 17.98%.

Latinvalley Securities, LLC was given a reporting waver by the SEC for it's first year as a broker dealer due to the fact that the Company did not have any securities transactions. This waver required that the company file audited financial statements for the period ended December 31, 2002. This period was required, under the waver, to encompass the eighteen months from July 1, 2001 through December 31, 2002.

Note 4 - Income Taxes

The Company is a subsidiary of Latinvalley.com, which owns 100% of Latinvalley Securities, LLC. Latinvalley Securities, LLC will be included in the consolidated tax returns of Latinvalley.com for the year ended December 31, 2002. As such, Latinvalley Securities, LLC has no current or deferred taxes payable to or due from Latinvalley.com

Note 5 - Related Party Transactions

During the eighteen months ended December 31, 2002 Latinvalley.com put funds totaling $9,500 into Latinvalley Securities, LLC as additional paid-in-capital. As of December 31, 2002 there were no amounts due from or owed to Latinvalley.com.

SUPPLEMENTARY INFORMATION

LATINVALLEY SECURITIES, LLC.
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION
AT DECEMBER 31, 2002

Total Net Capital, Unaudited	**$ 11,119**
Audit Adjustments	**-0-**
Total Net Capital, Audited	**$ 11,119**

J.R. FINANCIAL SERVICES, INC.

Joseph A. Rossello, CPA

4250 Sunrise Highway, Suite #5
Massapequa, New York, 11758
FAX/PHONE (516) 541-5428

Report on Internal Control

Board of Directors
Latinvalley Securities, LLC
New York, NY

In planning and performing my audit of the financial statements of Latinvalley Securities, LLC for the eighteen months ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Latinvalley Securities, LLC that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3(k)(2)(b). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets, for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design, or, operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Joseph A Rossello
JR Financial Services, Inc.
Massapequa, NY
February 14, 2003